October 31, 2024

Vikram Grover
Chief Executive Officer
FOMO WORLDWIDE, INC.
625 Stanwix St. #2504
Pittsburgh , PA 15222

       Re: FOMO WORLDWIDE, INC.
           Form 10-K for the Year Ended December 31, 2023
           Filed July 16, 2024
           File No. 001-13126
Dear Vikram Grover:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Financial Statements , page F-1

1. We note your explanatory note on the cover page of your Form 10-K and 10-Q regarding lack of audited and reviewed financial statements. Please clarify the status and amend to include audited financial statements in your annual report and reviewed financial statements in your periodic reports. We may have additional comments once amended filings are provided.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 with any questions.
 October 31, 2024
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction